As filed with the Securities and Exchange Commission on July 25, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JDS Uniphase Corporation

(Exact name of registrant as specified in its charter)

Delaware	94-2579683
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1768 Automation Parkway

San Jose, California 95131

(408) 546-5000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Kevin J. Kennedy, Ph.D.

Chief Executive Officer

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

(408) 546-5000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Christopher S. Dewees, Esq. Senior Vice President and General Counsel JDS Uniphase Corporation 1768 Automation Parkway San Jose, California 95131 (408) 546-5000	Michael C. Phillips, Esq. Lior Zorea, Esq. Morrison & Foerster LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5620

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, $0.001 par value per share	107,673,901	$1.67	$179,815,414.67	$21,165

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the high and the low sales prices of the common stock of JDS Uniphase as traded on Nasdaq National Market on July 20, 2005.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANTORY NOTE

JDS Uniphase Corporation (“JDS Uniphase”) has entered into an Agreement and Plan of Merger, dated as of May 23, 2005 (the “Merger Agreement”), with Acterna Inc. (“Acterna”), as amended on July 18, 2005, pursuant to which, subject to the satisfaction or waiver of the conditions therein, a wholly-owned subsidiary of JDS Uniphase will merge with and into Acterna (the “Merger”). As a result of the Merger, Acterna will become an indirect wholly-owned subsidiary of JDS Uniphase.

At the effective time of the Merger (the “Effective Time”), shares of Acterna common stock issued and outstanding immediately prior to the Effective Time will be converted in accordance with the Merger Agreement into cash and shares of JDS Uniphase common stock based on a formula which is based on the average of the daily closing sale prices of JDS Uniphase common stock on the Nasdaq National Market for the five (5) consecutive trading days ending on the second trading day (including such second trading day) immediately prior to the closing date of the Merger.

JDS Uniphase has agreed in the Merger Agreement to register for resale the underlying shares of its common stock to be received in the Merger by the selling stockholders named in the prospectus which is a part of this registration statement. For purposes of the prospectus and the registration statement, the number of JDS Uniphase shares to be offered by the selling stockholders set forth in the prospectus has been provided based upon the terms of the Merger Agreement using the closing price of JDS Uniphase’s common stock on the Nasdaq National Market on the date the Merger Agreement was executed, May 23, 2005. JDS Uniphase anticipates filing a pre-effective amendment to the registration statement once the number of shares issuable to the selling stockholders has been determined in accordance with the Merger Agreement to update such share information.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

107,673,901 Shares of Common Stock

This prospectus registers the resale by the selling stockholders of 107,673,901 shares of our common stock that are to be issued to the selling stockholders in connection with our merger with Acterna Inc. The selling stockholders are stockholders of Acterna who wish to resell, in the future, the shares of our common stock received by them in the merger, and this prospectus allows them to do so. The selling stockholders will receive all of the proceeds from any sales. We will not receive any of the proceeds from any sale of shares by any such selling stockholder.

Our common stock is quoted on the Nasdaq National Market under the symbol: “JDSU”

The last sale price of our common stock as reported on the Nasdaq National Market on July 22, 2005 was $1.68 per share.

The selling stockholders may offer the shares of common stock from time to time through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or through agents, dealers or underwriters.

The selling stockholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the shares with the Securities and Exchange Commission.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE “ RISK FACTORS” BEGINNING ON PAGE 5 WHICH DISCUSSES RISKS AND UNCERTAINTIES YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK SOLD UNDER THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Information contained in our Web site does not constitute part of this document.

Subject to Completion, Dated July 25, 2005

Neither we nor the selling stockholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed to be incorporated by reference herein contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology. Forward-looking statements include, among other things, all italicized portions included under the heading “Risk Factors,” the information and expectations concerning our future financial performance and potential or expected growth in our markets and the markets in which we expect to compete, business strategy, projected plans and objectives, anticipated cost savings from restructurings and our estimates with respect to future operating results, including, without limitation, earnings, cash flow and revenue. Factors which could cause actual results to differ materially include those set forth in the risks discussed below under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We undertake no obligation to assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

You can obtain copies of the documents and information incorporated by reference into this prospectus from us upon request, without charge, not including exhibits to documents, unless those exhibits are specifically incorporated by reference into this prospectus. Any person can make a request for information orally or in writing. Requests for documents should be directed to:

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

Attention: Investor Relations, (408) 546-5000

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the common stock offered for resale by the selling stockholders by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information, please refer to the registration statement and its exhibits and schedules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate hereby by reference hereto in this prospectus the following documents filed by us with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	our Current Reports on Form 8-K filed on November 2, 2004, February 11, 2005, March 2, 2005, March 4, 2005, April 20, 2005, April 29, 2005, May 26, 2005, June 17, 2005, and June 28, 2005;

•	our Definitive Proxy Statement relating to our 2004 annual meeting of stockholders filed on October 1, 2004; and

•	the description of our Common Stock contained in our registration statement on Form 8-A, dated November 15, 1993, and any other amendment or report filed for the purpose of updating such description.

We also incorporate hereby by reference hereto all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of this prospectus.

We are “incorporating by reference” certain documents that we file with the SEC, which means that such documents are considered part of this prospectus and that we can disclose important information to you by referring to those documents. Information that we file in the future with the SEC will automatically update and supersede earlier information in or incorporated by reference in this prospectus. Any statement made in a document incorporated or deemed incorporated in this prospectus by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated or deemed incorporated in this prospectus by reference, modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Statements made in this prospectus, or in any document incorporated by reference in this prospectus, as to the contents of any contract or other document referred to in this prospectus, or in such document incorporated herein, are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated herein; each such statement being qualified in all material respects by such reference. We will provide a copy of these filings and any exhibits specifically incorporated in these filings and a copy of the indenture and registration rights agreement referred to in this prospectus at no cost by request directed to us at the following address and telephone number: JDS Uniphase Corporation, 1768 Automation Parkway, San Jose, California 95131, Attention: Investor Relations, or by telephone to Investor Relations at (408) 546-5000.

JDS UNIPHASE CORPORATION

We are a worldwide leader in optical technology. We design and manufacture products where our core optical technologies provide innovative solutions for communications, commercial and consumer applications. The Company offers products for data communications, telecommunications and display, security, medical/environmental, instrumentation, decorative, and aerospace and defense applications. We separate our business into two product segments; 1) Communications Products Group and 2) Commercial and Consumer Products Group. As of March 31, 2005 we had 5,602 employees at 12 main locations, principally located in North America and the People’s Republic of China.

We were incorporated in California in May 1979 and reincorporated in Delaware in October 1993. We are the product of several mergers and acquisitions, including, among others, the combination of Uniphase Corporation and JDS FITEL Inc. to form JDS Uniphase Corporation on June 30, 1999, and the subsequent acquisitions of Optical Coating Laboratory, Inc. (“OCLI”) on February 4, 2000, E-TEK Dynamics, Inc. (“E-TEK”) on June 30, 2000, and SDL, Inc. (“SDL”) on February 13, 2001.

Our corporate headquarters in the United States is at 1768 Automation Parkway, San Jose, California 95131, where the telephone number is (408) 546-5000.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

We cannot predict a return to profitability.

Although we have made progress in reducing elements of our expense structure, a confluence of factors may reduce the impact of these improvements, as well as our ability to predict the timing of our return to long-term profitability. These factors include, among others:

•	Adverse changes to our product mix, both fundamentally (resulting from new product transitions, the declining profitability of certain of our legacy products and the termination of certain formerly higher margin products, among other things) and due to quarterly demand fluctuations within our product portfolio, which has a wide gross margin range, resulting in inventory-related charges and other expenses related to under-absorption;

•	The declining, but variable impact of transient financial benefits (including warranty reversals, cancellation revenues and the use of previously-written off inventory) accumulated during the economic downturn and associated restructuring activities;

•	Adverse charges associated with underutilization of our manufacturing capacities;

•	Pricing pressures across our product lines (due to competitive forces, increasingly from Asia, and a highly concentrated customer base), which continue to offset many of the cost improvements we are realizing quarter over quarter;

•	Increasing commoditization of previously customized, differentiated products, principally in our communications markets, and the concomitant negative effect on pricing and profit margins;

•	Continuing execution challenges which limit revenue opportunities, harm profitability, market share and customer relations;

•	Restructuring charges, employee severance expenses and other costs associated with asset divestitures, facility consolidations, product transfers, product terminations and other actions associated with our continuing restructuring activities;

•	Continuing redundant costs related to transitioning manufacturing to low cost locations; and

•	Continuing high levels of selling, general and administrative expenses.

Taken together, these factors limit our ability to predict and achieve profitability. While some of these factors may diminish over time as we improve our cost structure and focus on enhancing our product mix, several, such as increasing Asia-based competition, increasing commoditization of previously-differentiated products and a highly concentrated customer base are likely to remain endemic o our industries. If we fail to achieve our stockholders’ profitability expectations, our stock price, as well as our business and financial condition, will suffer.

If optical information networks do not continue to expand as expected, our communications business will suffer.

Our future success as a manufacturer of optical components, modules and subsystems ultimately depends on the continued growth of the communications industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we are relying on increasing demand for high-content voice, video, text and other data delivered over high-speed connections (i.e., high bandwidth communications). As network usage and bandwidth demand increase, so do the need for advanced optical networks to provide the required bandwidth. Without network and bandwidth growth, the need for our advanced communications products, and hence our future growth as a manufacturer of these products, is jeopardized. Currently, while increasing demand for network services and for broadband access, in particular, is apparent, growth is limited by several factors, including, among others, an uncertain regulatory environment, reluctance from content providers to supply video and audio content over the communications infrastructure, and uncertainty regarding long term sustainable business models as multiple industries (cable, traditional telecommunications, wireless, satellite, etc.) offer non-complimentary and competing content delivery solutions. Ultimately, should long-term expectations for network growth and bandwidth demand not be realized or support a sustainable business model, our business would be significantly harmed.

Without stability and growth in our non-communications businesses our margins and profitability may suffer.

Our Commercial and Consumer Products Group represents a material, although varying, portion of our total net revenue. Also gross margins associated with products in this segment often exceed those from products in our Communications Products Group, with the consequence that revenue declines associated with Commercial and Consumer Products Group have had, such is in the case of our recent declines in our optical and display businesses, and may in the future have, a disproportionate impact on profitability measures in any quarter. Accordingly, our strategy emphasizes the growth opportunities in both reported segments, as we seek to expand our markets and customer base, improve the profitability of our product portfolio and improve time to revenue. Therefore, we are engaged in or exploring new investment and product opportunities in our Commercial and Consumer Products Group, particularly in our coating technologies and laser businesses, as well as in our pigments business. Failures in these markets or in our execution of programs related to the same will significantly harm our business.

Our optics and display business has suffered significant recent setbacks and is subject to major transitions.

In recent periods, our optics and display revenues have declined substantially from historic levels, due to, among other things, market seasonality, increased competition, pricing pressures, and uncertain demand levels. In response, we have elected to phase out or divest certain products and consolidate the manufacturing resources related to the remainder of the business among other things. We currently cannot anticipate whether additional material negative financial impacts associated with these businesses (other than expenses associated with restructuring, consolidation, divestiture and product exit activities, as well as expenses associated with our new product investments), and we may, in fact, incur additional costs or suffer additional adverse financial and operational impacts related to declines in the performance of our optics and display business. Also, while we are currently investing in a new platform for optics and display components, we are in the early stages of this program and cannot yet predict the revenue or profitability levels, if any, that this investment will achieve.

Actions to improve our cost structure are costly and risky and the timing and extent of expected benefits is uncertain.

In response to our profitability concerns we are working vigorously to reduce our cost structure. We have taken, and expect to continue to take, significant actions (including site closures, product transfers, asset divestitures and product terminations) in furtherance of this goal. In this regard, we recently announced several major cost reduction initiatives including the transfer of manufacturing of certain of our products to contract manufacturing partners and our Shenzhen, China facility, site consolidations and divestitures, product line and operations divestitures, end of life programs and significant headcount reductions. We expect to continue to take additional, similar actions for the foreseeable future. We cannot be certain that these programs will be successful or completed as and when expected. These programs are costly, as we have incurred, and will continue to incur significant expenses. In addition, these programs are risky, as they are time-consuming and disruptive to our operations, employees customers (most significantly, our end of life programs) and suppliers, with no guarantee that the expected results (particularly cost savings and profitability expectations) will be achieved as and when projected, or that the costs to complete these program will not increase above expected levels. Apart from ensuring the timely, cost-effective, execution of the actions planned, it is imperative that we conduct these programs with minimal adverse customer impact.

If our contract manufacturers fail to perform their obligations our business will suffer.

We are increasing our use of contract manufacturers as an alternative to internal manufacturing. Among other things, we recently transferred, or have agreed to transfer or sell, several of our facilities, assets and manufacturing operations to our contract manufacturer, Fabrinet, and have also agreed to transfer the manufacture of certain other products to an additional contract manufacturer. Accordingly, our reliance on these and other contract manufacturers as primary manufacturing resources is growing significantly. Consequently, we are increasingly exposed to the general risks associated with the businesses, operations and financial condition of our contract manufacturers, including, among other things, the risks of bankruptcy, insolvency, management changes, adverse change of control, natural disasters and local political or economic volatility or instability (contract manufacturing facilities are concentrated in low-cost Asian locations). Nevertheless, if our contract manufacturers do not fulfill their obligations to us on a timely basis, for any reason, or if we do not properly manage these relationships and the transition of assets, operations and product manufacturing to these contract manufacturers, our business and customer relationships will suffer. In addition, by undertaking these activities, we run the risk that the reputation and competitiveness of our products and services may deteriorate as a result of the reduction of our control over quality and delivery schedules. We also may experience supply interruptions, cost escalations and competitive disadvantages if our contract manufacturers fail to develop, implement or maintain manufacturing methods appropriate for our products and customers. In this regard, we have experienced, and continue to periodically experience, difficulties (such as delays, interruptions and quality problems) associated with products we have transferred to contract manufacturers. These may continue, resulting in, among other things, lost revenue opportunities, customer dissatisfaction and additional costs.

We have continuing concerns regarding the manufacture, quality and distribution of our products. These concerns are heightened as new product offerings increase.

Our success depends upon our ability to deliver high quality products on time to our customers at acceptable cost. As a technology company, we constantly encounter quality, volume and cost concerns. Currently, a combination of factors is exacerbating our concerns:

•	Our continuing cost reduction programs, which include site consolidations, asset divestitures, product transfers (internally and to contract manufacturers) and employee reductions, require the re-establishment and re-qualification of complex manufacturing lines, as well as modifications to systems, planning and operational infrastructure. During this process, we have experienced, and continue to experience: additional costs, and delays in re-establishing volume production levels; supply chain interruptions; planning difficulties; inventory issues; factory absorption concerns; and systems integration problems.

•	Periodic, variable increases in demand for certain of our products, in the midst of our cost reduction programs, have from time to time strained our execution abilities as well as those of our suppliers, as we are experiencing periodic and varying capacity, workforce and materials constraints, enhanced by the impact of our ongoing product and operational transfers.

•	Recently, we have commenced a series of new product programs and introductions, particularly in our circuit pack, communications modules and display components businesses, which due to the untested and untried nature of the relevant products and their manufacture and their increased complexity, exposes us to product quality risk, internally and with our materials suppliers.

These factors have caused considerable strain on our execution capabilities and customer relations. Currently, we are (a) having periodic difficulty responding to customer delivery expectations for some of our products, (b) experiencing yield and quality problems, particularly with some of our new products and higher volume products, and (c) expending additional funds and other resources to respond to these execution challenges. We are currently losing revenue opportunities due to these concerns. We are also, in the short-term, diverting resources from new product research and development and other functions to assist with resolving these matters. If we do not improve our performance in all of these areas, our operating results will be harmed, the commercial viability of new products may be challenged and our customers may choose to reduce their purchases of our products and purchase additional products from our competitors.

If our customers do not qualify our manufacturing lines for volume shipments, our operating results could suffer.

Customers will not purchase certain of our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing lines for the products. This concern is particularly relevant to us as we continue to take advantage of opportunities to further reduce costs through targeted, customer-driven, restructuring events, which will involve the relocation of certain of our manufacturing internally and to external manufacturers. Each new (including relocated) manufacturing line must undergo rigorous qualification testing with our customers. The qualification process can be lengthy and is expensive, with no guarantee that any particular product qualification process will lead to profitable product sales. The qualification process determines whether the manufacturing line achieves the customers’ quality, performance and reliability standards. Our expectations as to the time periods required to qualify a product line and ship products in volumes to customers may be erroneous. Delays in qualification can cause a long-term supply program to be cancelled. These delays will also impair the expected timing, and may impair the expected amount, of sales of the affected products. Nevertheless, we may, in fact, experience delays in obtaining qualification of our manufacturing lines and, as a consequence, our operating results and customer relationships would be harmed.

We could incur significant costs to correct defective products.

Our products are rigorously tested for quality both by our customers and us. Nevertheless, our products do, and may continue to, fail to meet customer expectations from time-to-time. Also, not all defects are immediately detectible. Customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable in testing or that are detected only when products are fully deployed and operated under peak stress conditions), our products may fail to perform as expected long after customer acceptance. Failures could result from faulty design or problems in manufacturing. In either case, we could incur significant costs to repair and/or replace defective products under warranty, particularly when such failures occur in installed systems. We have experienced such failures in the past and remain exposed to such failures, as our products are widely deployed throughout the world in multiple demanding environments and applications. In some cases, product redesigns or additional capital equipment may be required to correct a defect. We have in the past increased our warranty reserves and have incurred significant expenses relating to certain communications products. Any significant product failure could result in lost future sales of the affected product and other products, as well as severe customer relations problems, litigation and damage to our reputation.

If we cannot develop new product offerings or if our new product offerings fail in the market, our business will suffer.

We are a technology company. Our success or failure depends, in large part, upon our ability to continuously and successfully introduce and market new products and technologies meeting or exceeding our customers’ expectations. Accordingly, we intend to continue to develop new product lines and improve the business for existing ones. However, we have considerably reduced our research and development spending from historic levels and some of our competitors now spend considerably higher percentages of their revenues on research and development than do we. If we fail to develop and sustain a robust, commercially viable product pipeline our business will suffer.

In recent periods, we have increased our focus on new products, particularly in our circuit pack, communications modules and optics and display businesses. Our current growth strategy emphasizes all of our businesses lines. Nevertheless, several of the key relevant products are untried and untested and have not yet demonstrated long-term commercial viability. Occasionally problems occur causing us to cancel or adjust new product programs. In this regard, we recently adjusted our light engine program to move from the mass production of integrated light engines for the broad consumer market to a focus on creating “best in class” components, integration techniques and systems integration for early market innovators. Current challenges across our new product efforts include establishing sustainable pricing and cost models, predictable and acceptable quality and yields, and adequate and reliable supply chains, as well as demonstrating our (and our suppliers’) ability to scale and provide adequate facilities, personnel and other resources. Nonetheless, if we fail to successfully develop and commercialize some or all of these new products, our business could suffer.

Signs of market stability are not necessarily indicative of long-term growth.

Among other things, while our direct telecommunications customer base has remained largely intact, their customer base, the service providers, has been significantly reduced due to industry consolidations and the reduction of the competitive local exchange carriers. Notwithstanding signs of market stability, visibility into our markets, and particularly the telecommunications market remains limited, average selling prices continue to decline and revenue and profitability targets and projections are subject to uncertainty and variability. While we are generally encouraged by long-term growth prospects, our visibility remains limited and we remain cautious and cannot predict the timing or magnitude of growth for our industries or our business, at this time.

Stability concerns affecting many of our key suppliers could impair the quality, cost or availability of many of our important products, harming our revenue, profitability and customer relations.

We have numerous materials suppliers for our products and, frequently, many of our important products rely on single-source suppliers for critical materials. These products include several of our advanced components, modules and subsystem products across our businesses. Many of our important suppliers are small companies facing financial stability, quality, yield, scale or delivery concerns. Some of these companies may be acquired, undergo material reorganizations or become insolvent. Others are larger companies with limited dependency upon our business, resulting in unfavorable pricing, quantity or delivery terms. The recent signs of market stability in our business have exacerbated these concerns as we increase our purchasing to meet our customers’ demands. We are currently undertaking programs to ensure the long-term strength of our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to continue to experience, strain on our supply chain and periodic supplier problems. We have incurred, and expect for the foreseeable future to continue to incur, costs to address these problems. In addition, these problems have impacted, and we expect for the foreseeable future will continue to impact, our ability to meet customer expectations. If we do not identify and implement long-term solutions to our supply chain concerns, our customer relationships and business will materially suffer.

The communications equipment industry has extremely long product development cycles requiring us to incur product development costs without assurances of an acceptable investment return.

The telecommunications industry is a capital-intensive industry similar, in many respects, to any other infrastructure development industry. Large volumes of equipment and support structures are installed over vast areas, with considerable expenditures of funds and other resources, with long investment return period expectations. Moreover, reliability requirements are intense. Consequently, there is significant resistance to network redesigns and upgrades. Consequently, redesigns and upgrades of installed systems are undertaken only as required in response to user demand and competitive pressures and generally only after the applicable carrier has received sufficient return on its considerable investment. At the component supplier level this reality creates considerable, typically multi-year, gaps between the commencement of new product development and volume purchases. Accordingly, we and our competitors often incur significant research and development and sales and marketing costs for products that, at a minimum, will be purchased by our customers long after much of the cost is incurred (very long “time to cash”) and, at a maximum, may never be purchased due to changes in industry or customer requirements in the interim.

Our business and financial condition could be harmed by our long-term growth strategy.

Notwithstanding the recent decline, our businesses have historically grown, at times rapidly, and we have grown accordingly. We have made, and expect in the future to make, significant investments to enable our future growth through, among other things, internal expansion programs, product development, acquisitions and other strategic relationships. We may grow our business through business combinations or other acquisitions of businesses, products or technologies. We continually evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, capital investments and the purchase, licensing or sale of assets. Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. If we fail to manage or anticipate our future growth effectively, particularly during periods of industry uncertainty, our business will suffer. Through our cost reductions measures we are balancing the need to consolidate our operations with the need to preserve our ability to grow and scale our operations as our markets stabilize and recover. If we fail to achieve this balance, our business will suffer to the extent our resources and operations are insufficient to respond to a return to growth.

Our sales are dependent upon a few key customers.

A few large customers account for most of our net revenue. During the third quarter of fiscal 2005, one customer, SICPA, accounted for 10% of our net revenue. For the third quarter of fiscal 2004, SICPA and Texas Instruments, each accounted for more than 10% of our net revenue. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account, alone or in the aggregate, for a high percentage of our net revenues. Dependence on a limited number of customers exposes us to the risk that order reductions from any one customer can have a material adverse effect on periodic revenue.

One of our products is dependent upon a single customer for a majority of sales.

We have a strategic alliance with SICPA, our principal customer for our light interference pigments which are used to, among other things, provide security features in currency. Under a license and supply agreement, we rely exclusively on SICPA to market and sell to this market worldwide. The agreement requires SICPA to purchase minimum quantities of these pigments over the term of the agreement. If SICPA fails to purchase these quantities, as and when required by the agreement, for any reason, our business and operating results (including, among other things, our revenue and gross margin) will be harmed, at least in the short-term. In the long-term, we may be unable to find a substitute marketing and sales partner or develop these capabilities ourselves.

We depend on a limited number of vendors.

The Company depends on a limited number of contract manufacturers, and subcontractors, and suppliers for raw materials, packages and standard components. The Company generally purchases these single or limited source products through standard purchase orders or one-year supply agreements and has no long-term guaranteed supply agreements with such suppliers. While the Company seeks to maintain a sufficient safety stock of such products and also endeavors to maintain ongoing communications with its suppliers to guard against interruptions or cessation of supply, the Company’s business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, an increase in the price of such supplies, or the Company’s inability to obtain reduced pricing from its suppliers in response to competitive pressures.

The Company generally uses a rolling six or twelve month forecast based on anticipated product orders, customer forecasts, product order history and backlog to determine its material requirements. Lead times for the parts and components that the Company orders vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If actual orders do not match our forecasts, the Company may have excess or shortfalls of some materials and components as well as excess inventory purchase commitments. The Company could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could have a material adverse impact on the Company’s results of operations.

Any failure to remain competitive would harm our operating results.

The markets in which we sell our products are highly competitive and characterized by rapidly changing and converging technologies. We face intense competition from established domestic and international competitors and the threat of future competition from new and emerging companies in all aspects of our business. Much of our current competition comes from large, diversified Asian corporations, and emerging, largely Chinese optical companies. These competitors have considerable optical expertise, and often very low cost structures. The competitive threat is exacerbated by the overall trend towards increased commoditization of traditionally highly differentiated products, particularly in our Communications Products Group. We expect Asian, and particularly Chinese, competition to increase. To remain competitive in both the current and future business climates, we believe we must maintain a substantial commitment to research and development, and significantly improve our cost structure. Our efforts to remain competitive may be unsuccessful.

Risks in Acquisitions.

Our growth is dependent upon market growth, our ability to enhance our existing products and the introduction of new products on a timely basis. We have and will continue to address the need to develop new products through acquisitions of other companies and technologies. Acquisitions involve numerous risks, including the following:

•	Difficulties in integrating the operations, technologies, products and personnel of the acquired companies;

•	Diversion of management’s attention from normal daily operations of the business;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenues to offset increased expenses associated with acquisitions; and

•	Potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:

•	Issue common stock that would dilute our current shareholders’ percentage ownership;

•	Assume liabilities;

•	Record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	Incur amortization expenses related to certain intangible assets;

•	Incur large and immediate write-offs of in-process research and development costs; or

•	Become subject to litigation.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful or will not adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

Expenses relating to in-process research and development expenses are charged in an individual quarter. These charges may occur in future acquisitions in any particular quarter resulting in variability in our quarterly earnings.

If we fail to attract and retain key personnel, our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. Retention of key talent is an increasing concern as we continue to implement cost improvement programs, including product transfers and site reductions, and as we continue to address our profitability concerns.

We recently experienced a significant amount of turnover within our corporate accounting and finance department, including the loss of our Chief Financial Officer, Vice-President and Corporate Controller, Corporate Accounting Manager and Corporate Reporting Manager. We have hired new corporate accounting and finance personnel, including a Chief Financial Officer and Corporate Controller and are actively recruiting to fill additional vacancies, while at the same time strengthen the technical capabilities of existing accounting and finance personnel. Should we be unable to recruit the personnel needed in the corporate accounting and finance function, our internal controls over financial reporting could suffer and could result in a material weakness in a future period.

Similar to other technology companies, particularly those located in Silicon Valley, we rely upon our ability to use stock options and other forms of equity-based compensation as key components of our executive and employee compensation structure. Historically, these components have been critical to our ability to retain important personnel and offer competitive compensation packages. Without these components, we would be required to significantly increase cash compensation levels (or develop alternative compensation structures) in order to retain our key employees, particularly as and when an industry recovery returns. The new accounting standard to modify accounting rules relating to the expensing of equity compensation may cause us to substantially reduce, or even eliminate, all or portions of our equity compensation programs.

Certain of our non-telecommunications products are subject to governmental and industry regulations, certifications and approvals.

The commercialization of certain of the products we design, manufacture and distribute through our Commercial and Consumer Products Group may be more costly due to required government approval and industry acceptance processes. We have experienced delays in the commercialization of our light engine product in this segment. Development of applications for our light interference pigment products may require significant testing that could delay our sales. For example, certain uses in cosmetics may be regulated by the Food and Drug Administration, which has extensive and lengthy approval processes. Durability testing by the automobile industry of our pigments used with automotive paints can take up to three years. If we change a product for any reason including technological changes or changes in the manufacturing process, prior approvals or certifications may be invalid and we may need to go through the approval process again. If we are unable to obtain these or other government or industry certifications in a timely manner, or at all, our operating results could be adversely affected.

We face risks related to our international operations and revenue.

Our customers are located throughout the world. In addition, we have significant offshore operations, including manufacturing, sales and customer support operations. Our operations outside North America include facilities primarily in Asia-Pacific.

Our international presence exposes us to certain risks, including the following:

•	our ability to comply with the customs, import/export and other trade compliance regulations of the countries in which we do business, together with any unexpected changes in such regulations;

•	difficulties in establishing and enforcing our intellectual property rights;

•	tariffs and other trade barriers;

•	political, legal and economic instability in foreign markets, particularly in those markets in which we maintain manufacturing and research facilities;

•	difficulties in staffing and management;

•	language and cultural barriers;

•	seasonal reductions in business activities in the countries where our international customers are located;

•	integration of foreign operations;

•	longer payment cycles;

•	greater difficulty in accounts receivable collection;

•	currency fluctuations; and

•	potential adverse tax consequences.

Net revenue from customers outside North America accounted for 36% of our net revenue in the third fiscal quarter of 2005, and 36%, 30% and 26% of our total net revenue in fiscal 2004, 2003 and 2002, respectively. We expect that revenue from customers outside North America will continue to account for a significant portion of our total net revenue. Lower sales levels that typically occur during the summer months in Europe and some other overseas markets may materially and adversely affect our business. In addition, sales of many of our customers depend on international sales and consequently further expose us to the risks associated with such international sales.

The international dimensions of our operations and sales subject us to a myriad of domestic and foreign trade regulatory requirements. As part of our ongoing integration program, we are evaluating our current trade compliance practices and implementing improvements, where necessary. Among other things, we are auditing our product export classification and customs procedures and are installing trade information and compliance systems using our global enterprise software platforms. We do not currently expect the costs of such evaluation or the implementation of any resulting improvements to have a material adverse effect on our operating results or business. However, our evaluation and related implementation are not yet complete and, accordingly, the costs could be greater than expected and such costs and the legal consequences of any failure to comply with applicable regulations could affect our business and operating results.

We are increasing manufacturing operations in China, which expose us to risks inherent in doing business in China.

As a result of our efforts to reduce costs, we have increased our manufacturing operations in China and those operations are subject to greater political, legal and economic risks than those faced by our other operations. In particular, the political, legal and economic climate in China (both at national and regional levels) is extremely fluid and unpredictable. Among other things, the legal system in China (both at the national and regional levels) remains highly underdeveloped and subject to change, with little or no prior notice, for political or other reasons. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and other matters. Moreover, the enforceability of applicable existing Chinese laws and regulations is uncertain. These concerns are exacerbated for foreign businesses, such as ours, operating in China. Our business could be materially harmed by any changes to the political, legal or economic climate in China or the inability to enforce applicable Chinese laws and regulations.

Currently, we operate manufacturing facilities located in Shenzhen and Beijing, China. As part of our efforts to reduce costs, we continue to increase the scope and extent of our manufacturing operations in our Shenzhen facilities. Accordingly, we expect that our ability to operate successfully in China will become increasingly important to our overall success. As we continue to consolidate our manufacturing operations, we will incur additional costs to transfer product lines to the facilities located in China, which could have a material adverse impact on our operating results and financial condition.

We intend to export the majority of the products manufactured at our facilities in China. Accordingly, upon application to and approval by the relevant governmental authorities, we will not be subject to certain Chinese taxes and are exempt from customs duty assessment on imported components or materials when the finished products are exported from China. We are however required to pay income taxes in China, subject to certain tax relief. As the Chinese trade regulations are in a state of flux, we may become subject to other forms of taxation and duty assessments in China or may be required to pay for export license fees in the future. In the event that we become subject to any new Chinese forms of taxation, our results of operations could be materially and adversely affected.

Managing our inventory is complex and may include write-downs of excess or obsolete inventory.

Managing the Company’s inventory of components and finished products is a complex task. A number of factors, including, but not limited to, the need to maintain a significant inventory of certain components that are in short supply or that must be purchased in bulk to obtain favorable pricing or require long lead times, the general unpredictability of demand for specific products, may result in the Company maintaining large amounts of inventory. Inventory which is not used or expected to be used as and when planned may become excess or obsolete. Any excess or obsolete inventory could also result in sales price reductions and/or inventory write-downs, which we expect to continue, and historically have adversely affected the Company’s business and results of operations.

We may incur unanticipated costs and liabilities, including costs under environmental laws and regulations.

Our operations use certain substances and generate certain wastes that are regulated or may be deemed hazardous under environmental laws. Some of these laws impose liability for cleanup costs and damages relating to releases of hazardous substances into the environment. Such laws may become more stringent in the future. In the past, costs and liabilities arising under such laws have not been material; however, we are not certain that such matters will not be material to us in the future.

Our business and operations would suffer in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. We are constantly updating our information technology infrastructure. Among other things, we have entered into an agreement with Oracle to provide and maintain our global ERP infrastructure on an outsourced basis. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, we may be required to spend additional costs and other resources to protect us against damages caused by these disruptions or security breaches in the future.

If we have insufficient proprietary rights or if we fail to protect those we have, our business would be materially harmed.

We may not obtain the intellectual property rights we require.

Others, including academic institutions, our competitors and other large technology-based companies, hold numerous patents in the industries in which we operate. Some of these patents may purport to cover our products. In response, we may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary to ensure we possess sufficient intellectual property rights for the conduct of our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products, impede the sale of some of our current products, or substantially increase the cost to provide these products to our customers. While in the past, licenses generally have been available to us where third-party technology was necessary or useful for the development or production of our products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a combination of both. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third-party technologies and intellectual property rights and are required to pay royalties to these third-party licensors on some of our telecommunications products and laser subsystems.

Our products may be subject to claims that they infringe the intellectual property rights of others.

The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. We have received in the past and, from time to time, may in the future receive notices from third parties claiming that our products infringe upon third-party proprietary rights. One consequence of the recent economic downturn is that many companies have turned to their intellectual property portfolios as an alternative revenue source. This is particularly true of companies which no longer compete with us. Many of these companies have larger, more established intellectual property portfolios than ours. Typical for a growth-oriented technology company, at any one time we generally have various pending claims from third parties that one or more of our products or operations infringe or misappropriate their intellectual property rights or that one or more of our patents is invalid. For example, we have pending litigation with Litton Systems, Inc., and the Board of Trustees of the Leland Stanford, Jr. University involving claims for damages in connection with the alleged past infringement by our optical amplifiers of a now expired U.S. patent. We will continue to respond to other claims in the course of our business operations. In the past, the settlement and disposition of these disputes has not had a material adverse impact on our business or financial condition, however this may not be the case in the future. Further, the litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful. If we are unsuccessful, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development or such licenses may not be available on terms acceptable to us, if at all. Without such a license, we could be enjoined from future sales of the infringing product or products.

Our intellectual property rights may not be adequately protected.

Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold numerous U.S. patents on products or processes and corresponding foreign patents and have applications for some patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to our own. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of some territories in which our products are or may be developed, manufactured or sold, including Europe, Asia-Pacific or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

We face certain litigation risks that could harm our business.

We have had numerous lawsuits filed against us asserting various claims, including securities and ERISA class actions and stockholder derivative actions. The results of complex legal proceedings are difficult to predict. Moreover, many of the complaints filed against us do not specify the amount of damages that plaintiffs seek and we therefore are unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. While we are unable to estimate the potential damages arising from such lawsuits, certain of them assert types of claims that, if resolved against us, could give rise to substantial damages. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial position, liquidity and results of operations. Even if these lawsuits are not resolved against us, the uncertainty and expense associated with unresolved lawsuits could seriously harm our business, financial condition and reputation. Litigation can be costly, time-consuming and disruptive to normal business operations. The costs of defending these lawsuits, particularly the securities class actions and stockholder derivative actions, have been significant, will continue to be costly and may not be covered by our insurance policies. The defense of these lawsuits could also result in continued diversion of our management’s time and attention away from business operations, which could harm our business.

Recently enacted and proposed regulatory changes will cause us to incur increased costs.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, have and will continue to increase our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. In particular, we expect to incur additional selling, general and administrative expense as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our Independent Registered Public Accounting Firm to attest to, our internal controls over financial reporting. The compliance with these new rules could also result in continued diversion of management’s time and attention, which could prove to be disruptive to normal business operations. Further, the impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business.

We are currently performing testing of the system and process controls required to ensure compliance as of June 30, 2005 with the management certification and auditor attestation requirements of Section 404 of the Sarbanes Oxley Act. While we currently anticipate that we will timely complete all such actions, we cannot at this time provide absolute assurance that all such actions will timely be completed. Possible consequences of failure include sanction or investigation by regulatory authorities, such as the Securities and Exchange Commission or the Nasdaq National Market, and inability to timely file our Annual Report on Form 10-K for fiscal 2005. Any such action could harm our stock price.

If we fail to manage our exposure to worldwide financial and securities markets successfully, our operating results could suffer.

We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. The primary objective of most of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are U.S. Treasury and Agency Securities, Municipal bonds, investment grade corporate obligations and other money market instruments denominated in U.S. dollars. When we acquire assets denominated in foreign currencies, we may mitigate currency risks associated with these exposures with forward currency contracts. A substantial portion of our net revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, some of these activities are conducted in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we may enter into foreign currency forward contracts. The contracts reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

We also hold investments in other public and private companies, including, among others, Nortel Networks, Adept and ADVA, and have limited funds invested in private venture funds. All three companies have experienced severe stock price declines during the recent economic downturn, which have greatly reduced the value of our investments, and we have written down the value of these investments as the decline in fair value was deemed to be other-than-temporary. In addition to our investments in public companies, we have in the past and expect to continue to make investments in privately held companies as well as venture capital investments for strategic and commercial purposes. For example, we had a commitment to provide additional funding of up to $12.6 million to certain venture capital investment partnerships as of March 31, 2005. In recent months some of the private companies in which we held investments have ceased doing business and have either liquidated or are in bankruptcy proceedings. If the carrying value of our investments exceeds the fair value and the decline in fair value is deemed to be other-than-temporary, we will be required to further write down the value of our investments, which could materially harm our results of operations or financial condition.

We sold $475.0 million of senior convertible notes, which significantly increased cash to debt ratio, and may cause our reported earnings per share to be more volatile because of the conversion contingency features of these notes.

On October 31, 2003, we issued $475.0 million of indebtedness in the form of senior convertible notes. The issuance of these notes substantially increased our principal payment obligations and we may not have enough cash to repay the notes when due. By incurring new indebtedness, the related risks that we now face could intensify. The degree to which we are leveraged could materially and adversely affect our ability to successfully obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures.

In addition, the holders of those notes are entitled to convert those notes into shares of our common stock under certain circumstances which would cause dilution to our existing stockholders and lower our reported per share earnings.

Our rights plan and our ability to issue additional preferred stock could harm the rights of our common stockholders.

In February 2003, we amended and restated our Stockholder Rights Agreement and currently each share of our outstanding common stock is associated with one right. Each right entitles stockholders to purchase 1/100,000 share of our Series B Preferred Stock at an exercise price of $21.00.

The rights only become exercisable in certain limited circumstances following the tenth day after a person or group announces acquisition of or tender offers for 15% or more of our common stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by us at a price of $0.01 per right. If the rights are not redeemed, each right will then entitle the holder to purchase common stock having the value of twice the then-current exercise price. For a limited period of time after the exercisability of the rights, each right, at the discretion of our Board of Directors, may be exchanged for either 1/100,000 share of Series B Preferred Stock or one share of common stock per right. The rights expire on June 22, 2013.

Our Board of Directors has the authority to issue up to 499,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock.

The issuance of Series B Preferred Stock or any preferred stock subsequently issued by our Board of Directors, under some circumstances, could have the effect of delaying, deferring or preventing a change in control.

Some provisions contained in the rights plan, and in the equivalent rights plan that our subsidiary, JDS Uniphase Canada Ltd., has adopted with respect to our exchangeable shares, may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or exchangeable shares, which offers may be attractive to stockholders, or deter purchases of large blocks of common stock or exchangeable shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

Some anti-takeover provisions contained in our charter and under Delaware laws could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

USE OF PROCEEDS

All of the common stock offered for resale under this prospectus is being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares of common stock by any of the selling stockholders described below. We have agreed to bear certain expenses of registration of the shares under federal and state securities laws which are estimated to be approximately $60,000.

SELLING STOCKHOLDERS

The selling stockholders are stockholders of Acterna who will be issued shares of our common stock in connection with our merger with Acterna. Based on the ownership of shares of common stock in Acterna as of July 22, 2005 provided by the selling stockholders, JDS Uniphase’s common stock closing price as reported on the Nasdaq National Market on July 22, 2005, and the operation of the merger agreement relating to our merger with Acterna, the following table sets forth information about the resulting ownership of JDS Uniphase common stock by the selling stockholders before and after the offering covered by this prospectus.

A total of up to 107,673,901 shares of our common stock are being offered for resale by the selling stockholders listed below. The selling stockholders may from time to time offer and sell all or some portion of our common stock listed below.

The following table sets forth, to our knowledge, with respect to the selling stockholders (i) the number of outstanding shares of common stock owned prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock that may be sold in this offering, and (iii) the number and percentage of outstanding shares of common stock that will be owned after the offering, assuming the resale of all the shares of common stock offered hereby and assuming no other sales.

Applicable percentage of ownership is based on 1,448,136,256 shares outstanding as of April 2, 2005, together with securities exercisable or convertible by such shareholder into shares of common stock within 60 days of July 22, 2005.

Name of Selling Stockholder	Number of shares of Common Stock owned before Offering	Number of shares of Common Stock offered	Number of shares of Common Stock owned after Offering is complete	Percentage of shares of Common Stock owned after Offering is complete
Silver Oak Capital L.L.C.	33,437,341	33,437,341	0	0%
AG Capital Funding Partners, L.P.	3,657,939	3,657,939	0	0
Angelo, Gordon & Co., L.P.	281,940	281,940	0	0
JPMorgan Chase & Co.	30,277,770	25,449,937	4,634,419	0.32%
Stonehill Institutional Partners, LP	17,634,945	17,634,945	0	0
Credit Suisse First Boston	20,887,826	12,402,823	6,823,490	0.47%
Cerberus Partners, L.P.	14,808,976	14,808,976	0	0

Total	120,986,737	107,673,901	11,457,909	0.79%

PLAN OF DISTRIBUTION

The shares of our common stock to be offered and sold using this prospectus are being registered to permit public secondary trading of these securities by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders form the sale of the common stock will be the purchase price of the common stock less any discounts and commissions.

As used herein, selling stockholders includes pledgees, donees, transferees or other successors-in-interest selling shares received from selling stockholders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. Selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. Selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. Selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	underwritten transactions;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	on the Nasdaq National Market, in the over-the-counter market or an exchange distribution in accordance with the rules of such any national securities exchange;

•	the writing or settlement of options or other hedging transactions, whether through an option exchange or otherwise.

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into derivative or hedging transactions with broker-dealers in connection with distributions of shares or otherwise, and in connection with such a transaction, third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares of selling stockholders covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 (as applicable through Rule 145) may be sold under Rule 144 (as applicable through Rule 145) rather than pursuant to this prospectus. Each of the selling stockholders has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

The shares may be sold by the selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, selling stockholders will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by selling stockholders. We will make copies of this prospectus available to selling stockholders and have informed each selling stockholder of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each the selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee, other successor-in-interest or other person receiving shares in a non-sale related transfer, we will promptly file a supplement to this prospectus to name such person as a selling stockholder.

We cannot be certain that any selling stockholder will sell any or all of the common stock pursuant to this prospectus. Further, we cannot assure you that any such selling shareholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 (as applicable through Rule 145) rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers.

We have agreed to bear substantially all costs, expenses and fees in connection with the registration of the shares, except that the selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) two years from the effective time of the Merger, (ii) the date on which all shares of common stock offered hereby have been sold using this prospectus or (iii) the date on which the shares of common stock offered hereby may be sold by the selling stockholders without restriction, including the restrictions under Rule 144 (as applicable through Rule 145).

LEGAL OPINIONS

The validity of the issuance of the shares of common stock offered pursuant to this prospectus will be passed upon for JDS Uniphase by Morrison Foerster LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements and schedule of JDS Uniphase Corporation appearing in JDS Uniphase Corporation’s Annual Report (Form 10-K) for the years ended June 30, 2004, have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than underwriting discounts and commissions, in connection with the offering of the securities being registered. All the amounts shown are estimates except for the registration fee.

Securities and Exchange Commission Registration Fee	$21,165
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$10,500
Printing and Mailing Fees	$1,500
Miscellaneous	$1,835

Total	$60,000

None of the expenses listed above will be borne by the selling stockholders.

Item 15. Indemnification of Directors and Officers

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

The Registrant’s Amended and Restated Certificate of Incorporation provides indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. The Registrant has obtained liability insurance for each director and officer of the Registrant for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

The above discussion of the Registrant’s Amended and Restated Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Amended and Restated Certificate of Incorporation and statutes.

Item 16. Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Morrison & Foerster LLP
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page to this Registration Statement)

Item 17. Undertakings

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California on July 22, 2005.

JDS UNIPHASE CORPORATION

By:	/s/ Kevin J. Kennedy, Ph.D
Kevin J. Kennedy, Ph.D.,
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of JDS UNIPHASE CORPORATION, a Delaware corporation, do hereby constitute and appoint Kevin J. Kennedy, Ph.D., Chief Executive Officer and David Vellequette, Senior Vice President and Chief Financial Officer, and each of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that all said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name and Signatures	Title	Date

/s/ Kevin J. Kennedy, Ph.D. Kevin J. Kennedy, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	July 22, 2005

/s/ David Vellequette David Vellequette	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 22, 2005

/s/ Richard E. Belluzzo Richard E. Belluzzo	Director	July 22, 2005

/s/ Bruce D. Day Bruce D. Day	Director	July 22, 2005

/s/ Robert E. Enos Robert E. Enos	Director	July 22, 2005

/s/ Peter A. Guglielmi Peter A. Guglielmi	Director	July 22, 2005

/s/ Martin A. Kaplan Martin A. Kaplan	Chairman	July 22, 2005

/s/ Richard T. Liebhaber Richard T. Liebhaber	Director	July 22, 2005

/s/ Casimir S. Skrzypczak Casimir S. Skrzypczak	Director	July 22, 2005

INDEX TO EXHIBITS

5.1	Opinion of Morrison & Foerster LLP.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereto).